

November 19, 2013

Via E-mail
Andrew Duke
President and Director
Bay Bridge Food and Produce Company
3550 South Harlan Street, Suite 284
Denver, CO 80235

  Re: **Bay Bridge Food and Produce Company**
     Amendment No. 4 to Registration Statement on Form S-1
     Filed November 13, 2013
     File No. 333-187588

Dear Mr. Duke:

  We have reviewed your response to our letter dated October 28, 2013 and have the following additional comments.

Summary Information About Bay Bridge, page 7

Power Industry, page 8

1. We note your response to prior comment 1. Please describe in the prospectus the variables and unknowns with respect to estimating projected monthly power generating capacity and output. Additionally, please describe what determinations you must make with respect to the viability of power generation and the criteria you expect to use in making these determinations.

Risk Factors, page 11

2. We note your response to prior comment 4. Please revise each of the last two risk factors on page 18 to describe these risks in sufficient detail so that prospective investors can assess the risks presented. By way of example, you should describe in the second to last risk factor on page 18 what factors contribute to the risk that you will be unable to utilize power generating equipment and, in the last risk factor on page 18, the nature of certain regulatory provisions that may place you at greater risk of noncompliance.

Plan of Distribution, page 21

3. We note your response to prior comment 5 and reissue in part. Please include a complete plan of distribution, including the procedures for subscribing and the circumstances under which you reserve the right to terminate the offering other than

because of expiration of the offering period. Additionally, please include the disclosure you previously included in the first four paragraphs of the Plan of Distribution section in your Form S-1 filed March 28, 2013, including disclosure that this is a self-underwritten offering, the basis for your sole officer and director's exemption under Exchange Act Rule 3a4-1, and that, if true, the common stock to be offered will be sold in $50 increments.

Business, page 23

4. We note your response to prior comment 8. Please substantiate your claims in the third paragraph of this section with respect to the yield, output, and wholesale prices of heirloom tomatoes. Additionally, please provide us with the basis for your belief that each plant will have output of 100 pounds per month in light of your disclosure that each plant has a three month gestation period.

Committees of the Board of Directors, page 31

5. We note your response to prior comment 10 and reissue. It appears that certain words in the five bullet points in the second paragraph on page 31 have been translated inappropriately. Please revise accordingly.

Exhibit 5.1

6. We note your response to prior comment 12; however, we are unable to locate a revised opinion of counsel. Please refile the revised legality opinion as exhibit 5.1

Exhibit 99.1

7. We note your response to prior comment 13. The representation in paragraph 4(g) is not appropriate. Please revise accordingly.

Other

8. The financial statements must be updated to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement. Please revise accordingly.

Accountants' Consent

9. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey, Accounting Branch Chief at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief